Exhibit 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 604-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Filed in the office of Barbara K. Cegavske Secretary of State State of Nevada	Document Number
20170326384-06
Filing Date and Time
07/31/2017 1:11 PM
Entity Number
E0435822014-3

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78,390 - After Issuance of Stock)

1. Name of corporation:

Ho Wah Genting Group Limited

2. The articles have been amended as follows: (provide article numbers, if available)

Article 4 of the Amended and Restated Articles of Incorporation of the Corporation have been amended as set forth in Exhibit A attached hereto and made a part hereof by this reference.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:        N/A

4. Effective date and time of filing: (optional) Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

Signature of Officer

*If any proposed amendment would after or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised 1-5-15

Exhibit A

Article 4 of the Corporation’s Amended and Restated Articles of Incorporation shall be amended and restated in its entirety to read the following:

ARTICLE IV
CAPITAL STOCK

4. 1          Number of Authorized Shares; Par Value. The aggregate number of shares which the Corporation shall have authority to issue is one billion five hundred million (1,500,000,000) shares, of which one billion five hundred million (1,500,000,000) shares shall be designated as common stock, par value $0.0001 per share. As of the effective date of the filing of this Certificate of Amendment with the Nevada Secretary of State (the “Effective Date”), every two (the “Reverse Split Factor”) outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. A shareholder of record who otherwise would be entitled to receive a fractional share will be entitled to receive one whole share. As of the Effective Date, the total number of shares that the Corporation is authorized to issue is seven hundred fifty million (750,000,000) shares, of which seven hundred fifty million (750,000,000) shares shall be Common Stock, each having a par value of $0.0002.

4.2          No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.